

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Glenn Spina
Chief Executive Officer
Emerging Vision, Inc.
520 Eighth Avenue, 23rd Floor
New York, NY 10018

> **Re: Emerging Vision, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 8-K Filed April 20, 2010**
> **File No. 1-14128**

Dear Mr. Spina:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   We note that the "Financial Summary" subsection of the "Investor Relations" section of your website provides financial information for 2006, 2005 and 2004. Please tell us whether you have considered updating this information to be consistent with the most

current annual and periodic information you have publicly filed through EDGAR, and if so, why you have not done so.

2. Your website does not appear to include any of the section 16 forms that have been filed within the last 12 months with respect to your equity securities nor does it appear that there is a hyperlink that leads directly to these forms or a list of them. Please revise your website or advise us why you do not believe this is necessary. See Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230 (May 7, 2003).

Item 1A. Risk Factors

3. Please provide us with proposed disclosure in which each of your risk factors follows a sub-caption that adequately describes the risk. See Item 1A. of Form 10-K and Item 503(c) of Regulation S-K.

4. We note your disclosure in the third paragraph under the heading "Credit Facility" that M&T Bank granted waivers of certain financial covenants with which you were not in compliance. We further note your disclosure in the fourth paragraph that despite these waivers you are no longer able to borrow under the terms of the Credit Agreement. Please provide us with proposed disclosure in which you revise your risk factors to address this or similar issues. In this regard, we note your risk factor that begins "[w]e may be unable to service our debt obligations", but this does not appear to accurately reflect your status at the time of your filing.

Item 9A. Controls and Procedures

Report on Disclosure Controls and Procedures

5. We note that in the first paragraph of the above referenced section it appears you intended to include the definition of disclosure controls and procedures as set forth in Rule 13a-15 under the Securities Exchange Act of 1934. However, we note that you altered the location of the phrase "within the time periods…." Please confirm to us that your effectiveness conclusion was based on the definition of disclosure controls and procedures as set forth in Rule 13a-15, and that the alteration was not intended to limit in any way your effectiveness conclusion. In this regard, we note that you did not alter the location of the phrase in your subsequently filed Form 10-Qs.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2- Per Share Information

6.   We note the disclosure that common stock equivalents totaling 11,863,967 and 3,398,687 were excluded from diluted earnings per share for the years ended December 31, 2009 and 2008, respectively, because their effect on the computation was anti-dilutive. Please tell us the nature and amount of each type of common stock equivalent outstanding at the end of each period, e.g., tell us the number of shares issuable under common stock options and convertible securities. Please provide the same information as it relates to the 18,510,519 common stock equivalents outstanding at September 30, 2010. Please also refer to ASC 260-10-50-1 and tell us your consideration of disclosing the terms and conditions of these securities even though the securities are not included in diluted EPS in the current periods.

Note 11 – Income Taxes

7.   As it relates to your reconciliation of the statutory income tax rate to the effective income tax rate, please tell us what the line item captioned "net operating loss carryforward adjustments" represents and show us how the amount of the impact on the effective rate was computed. In addition, please show us how to re-compute the amount of the impact on the effective rate attributed to the change in your valuation allowance for each period presented. Finally, please tell us your consideration of describing under Management's Discussion and Analysis of Financial Condition and Results of Operations the nature of these items and their impact on reported income tax expense.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Credit Facility

8.   We note that in the fifth paragraph under the subheading "Credit Facility" you disclose that in order to secure repayment of certain borrowings, you assigned to M&T Bank "all of [your] right, title and interest to [your] respective franchisee documents and proceeds due under such documents." We further note that you filed the related Absolute Assignment of Franchise Notes and Proceeds Due agreement as an exhibit to your Form 8-K filed April 20, 2010. Please provide us with proposed revised disclosure, to be included in your next periodic filing, that discusses all material terms of the assignment agreement, including, but not limited to (i) whether, and if so to what extent, you continue to exercise any rights in relation to the franchisee agreements, despite your assignment of the agreements to M&T Bank, (ii) any material covenants you must keep

in order to retain any such rights, and (iii) whether, and if so how, the agreement may be voided.

Form 8-K Filed April 20, 2010

9.   We note that you entered into the Absolute Assignment of Franchisee Notes and Proceeds Due agreement on March 31, 2010, but it appears you did not disclose your entry into this agreement until filing your Form 8-K on April 20, 2010. Please provide us with your analysis of why you did not report this information in a Form 8-K within four business days of entering into the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or in her absence Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at 202-551-3485 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief